EXHIBIT 1.01

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Reports Improved Adjusted EBITDA of $9.6 Million

in the Second Quarter of 2010 compared to $8.4 million in the First

Quarter of 2010

HONG KONG, ATLANTA, August 10, 2010 — CDC Corporation (NASDAQ: CHINA), a leading China-based value-added operator of, and growth investor in, hybrid (SaaS/On-Premise) enterprise software, IT Services, and New Media assets, today announced financial results for the quarter ended June 30, 2010. For the second quarter, CDC Corporation reported improved Adjusted EBITDA (a) of $9.6 million, compared to Adjusted EBITDA of $8.4 million for the first quarter of 2010. For the second quarter of 2010, CDC Corporation reported Non-GAAP revenue(a) of $80.0 million compared to Non-GAAP revenue of $79.0 million for the first quarter of 2010. The company’s balance sheet as of June 30, 2010 remained solid, with Non-GAAP Cash and Cash Equivalents(a) of $107.0 million.

“We are satisfied with the performance of our assets since each of them is implementing strategic initiatives that we expect will lay the foundation for their growth in the future,” said Peter Yip, CEO of CDC Corporation. “CDC Corporation’s largest publicly-listed investment, CDC Software (NASDAQ:CDCS), has made remarkable progress in improving its application sales performance and building meaningful software-as-a–service (SaaS) revenue under its new hybrid enterprise software business model. CDC Global Services formed new IT practices and is significantly increasing its staff in China to establish itself as one of the leading IT services providers in this vast market. While there was less demand and intense competition in the overall games market in China in the second quarter, we are excited about our long-term prospects for our current games portfolio, which includes The Lord of the Rings Online as a free-to-play, micro-transaction-based game. Furthermore, in the second quarter, we continued to execute on our two key investment strategies that include enhancing the value of our growth-oriented core assets in hybrid enterprise software, IT services and New Media, and co-investing with venture capital and private equity funds through minority interests in fast growth companies in emerging markets. We believe these strategies, along with our plans to declare and pay regular dividends, will help us create additional value to our assets, as well as deliver improved returns for shareholders.”

Growth-Oriented Core Asset Revenue and Operating Metrics Summary

As a value-added investor in hybrid (SaaS and on-premise) enterprise software, IT services and new media assets, CDC Corporation executes two investment strategies. The first strategy includes growing its core majority interests in portfolio of enterprise software, IT services and New Media assets.

Below is a summary of the financial results of CDC Corporation’s core portfolio of assets.

CDC Software

On a standalone basis, CDC Software had the following results for the three months ended June 30, 2010:

	Q1 2010	Q2 2010

Non-GAAP revenue	$51.7 million	$54.0 million

Adjusted EBITDA	$10.6 million	$11.7 million

Adjusted EBITDA Margin(a):	20%	22%

Revenue in the second quarter improved from the first quarter of 2010 due to an improvement in license sales, which were all organic, as well as increased SaaS revenue both from organic sales as well as through recent acquisitions.

Total contracted and unrecognized recurring revenue (TCURR), a measure of maintenance deferred revenue plus all remaining revenue value of SaaS contracts through the end of their respective terms, at the end of the second quarter 2010 was $67.5 million, an increase of 43 percent from $47.1 million in the second quarter of 2009, and a 29 percent increase from $52.5 million in the first quarter of 2010. Non-GAAP SaaS revenue(a) increased 53 percent to $2.6 million, compared to $1.7 million in the first quarter of 2010. License revenue from new logo sales in the second quarter of 2010 increased 131 percent to $3.0 million, compared to $1.3 million in the second quarter of 2009. New logo sales in the second quarter primarily came from the company’s Pivotal CRM, CDC Factory, CDC gomembers and China-based Human Resource Management products. Second quarter 2010 license revenue increased by 13 percent to $8.8 million, compared to $7.8 million in the second quarter of 2009.

“We are very pleased with the strong growth in application sales that included a significant increase in new logo organic sales from our Front Office, Plant Floor, China-based HRM on-premise applications and CDC gomembers SaaS solutions,” said Bruce Cameron, president of CDC Software. Based upon the increase in SaaS revenue we have seen, our preliminary estimates and projections, and our projected bookings so far this year, we expect to see double digit quarter-to-quarter growth in SaaS revenue for at least the next few quarters. With SaaS revenue continuing to grow at a greater rate than our other revenue streams, and assuming modest maintenance revenue growth, we continue to expect to reach our goal of achieving recurring revenue closer to 70 percent of total revenue in the next few years.”

For more information regarding the financial performance of CDC Software during the second quarter of 2010, please see CDC Software’s second quarter press release located at the company’s website: www.cdcsoftware.com.

CDC Global Services

On a standalone basis, CDC Global Services had the following results for the three months ended June 30, 2010:

	Q1 2010	Q2 2010

GAAP Revenue:	$16.4 million	$17.6 million

Adjusted EBITDA:	$1.2 million	$1.6 million

Adjusted EBITDA Margin:	7%	10%

For the second quarter of 2010, CDC Global Services reported Adjusted EBITDA of $1.6 million, an improvement of 30 percent compared to Adjusted EBITDA of $1.2 million in the first quarter of 2010. Adjusted EBITDA margin was 10 percent in the second quarter of 2010, compared to 7 percent in the first quarter of 2010.

Total staff utilization was about 85 percent in the second quarter of 2010, compared to about 84 percent in the first quarter of 2010.

In the second quarter, CDC Global Services launched new IT services practices. The first was its global Cloud Computing practice for hybrid and public cloud centers. As part of that new practice, it entered into an agreement to provide design, implementation and operations services for the Foshan Municipal Cloud Computing Center in China, which provides cloud-based computing resources to the public sector users and businesses in the city of Foshan and the neighboring regions.

In addition, CDC Global Services formed a global consulting practice that will include services such as strategic IT studies, system architecture design, complex system design, and information service management. As part of this practice, CDC Global Services formed a joint venture with Beijing-based Jin Yuan Information Technology, a commercial services arm of the National Informatization Evaluation Center (NIEC), a national institute which researches and assesses the effective adoption of information technologies and the use of information resources in the state-owned enterprises of China.

In addition to its current ERP and CRM Solutions Services practices, CDC Global Services is launching a Supply Chain Management Services practice. As part of the Supply Chain Management practice, CDC Global Service plans to form a partnership with a North American supply chain management company to manage its business in the Asia/Pacific region.

Some additional highlights in the CDC Global Services business during the second quarter of 2010 included several significant new engagements:

•	The Praxa services unit of CDC Global Services secured a more than $700,000 contract to implement systems for a leading Australian waste management company.

•

The North American unit of a Madrid, Spain-based global food processor has contracted with CDC Global Services for the implementation of a SAP Warehouse Management and Mobile Data Collection solution at its distribution facility in Memphis, TN.

•

One of the largest microbrewers in the U.S. has contracted with CDC Global services to implement the SAP Warehouse Management and Mobile Data Collection solution at its brewery in Cincinnati, Ohio. This project follows the similar implementation of these systems by CDC Global Services at the company’s main brewery in Allentown, PA earlier this year.

•

A global leader in interactive pen displays and professional pen tablets contracted with CDC Global Services to implement the SAP Warehouse Management, Mobile Data Collection and the XPS Small Parcel Shipping solutions at its main U.S. distribution facility in Vancouver, WA.

“We are very pleased with our improved profitability and the initiatives we implemented this quarter that we expect will position us for growth in the coming quarters,” said CK Wong, CEO of CDC Global Services. “We expect to begin recognizing revenue from our new cloud computing practice in China beginning in the third quarter of 2010, and also expect additional revenue opportunities from our consulting practices in China by the end of the year. With these new practices and joint ventures, we expect that CDC Global Services will have operations set up in the third quarter in Beijing, Shanghai, Nanjing, Shenzhen, Guangzhou and Foshan. With this expansion, CDC Global Services is on track to reach 5,000 staff in Asia in the next few years. Already, CDC Global Services expects more than 800 staff by the end of 2010 with plans to reach 3,000 by end of 2011.”

New Media (includes CDC Games and China.com)

On a standalone basis, CDC Games had the following results for the three months ended June 30, 2010:

	Q12010	Q22010

Non-GAAP Revenue:	$8.0 million	$7.1 million

Adjusted EBITDA:	$1.2 million	$0.5 million

Adjusted EBITDA Margin:	15%	7%

Non-GAAP revenue for CDC Games during the second quarter of 2010 was $7.1 million compared to $8.0 million in the first quarter of 2010. Adjusted EBITDA for the second quarter of 2010 was $0.5 million, compared to Adjusted EBITDA of $1.2 million in the first quarter of 2010. Adjusted EBITDA margin was 7 percent in the second quarter of 2010, compared to Adjusted EBITDA margin of 15 percent in the first quarter of 2010.

Update on Games Portfolio in the New Media Business:

During the second quarter of 2010, CDC Games launched the Wormhole expansion pack to EVE Online, as well as a major update for Shaiya. CDC Games also has a casual sports game called Street Gear currently in closed beta testing, and a major update of Yulgang is expected in the third quarter. In addition, more than 11 web games are offered on China.com including popular titles such as Ming Dynasty, Coronation of the Gods, WW2 and Robot Wars.

The Lord of the Rings Online (LOTRO) is currently undergoing continued development and testing, as it is now being planned for launch as a free-to-play, micro-transaction-based version, rather than as a time-based version. As a result, CDC Games is currently planning the commercial launch LOTRO by the end of this year. Key technical and support staff of Turbine, the developer of LOTRO, have been in Beijing assisting CDC Games in the development of the free-to-play version that will also include social media features.

CDC Games holds the exclusive distribution rights in China for LOTRO, which is the only massively multiplayer online role playing game (MMORPG) based on the literary works of J.R.R. Tolkien. The Lord of the Rings Online is developed by North American-based Turbine, Inc., a subsidiary of Warner Bros. Home Entertainment Group.

“We believe that the decrease in our metrics at CDC Games reflects soft demand due to gamers’ distraction over the World Cup, as well as the very intense competition in the games industry that has affected virtually every games company in China,” said Simon Wong, CEO of CDC Games. “We still feel the games market is fundamentally strong in China and believe demand will return to traditional levels. We are also looking forward to the upcoming launch of LOTRO as a free-to-play game, which is planned for later this year. We have been receiving great support from Turbine and most recently were working with several of their key staff members on preparing the game for launch. We are excited about the planned launch of LOTRO as a free-to-play online, micro-transaction game, since we feel this is the most-popular model for games in China. Based on the success of one of Turbine’s other games as a free-to-play version, which improved usage by a 5 to 1 ratio as compared to its time-based version, we are very optimistic for the ultimate success of LOTRO in China.”

China.com had the following results for the three months ended June 30, 2010:

	Q1 2010	Q2 2010
Non-GAAP Revenue:	$2.9 million	$3.1 million
Adjusted EBITDA	$(0.3) million	$(0.3) million

Non-GAAP revenue for the second quarter of 2010 improved to $3.1 million, compared to $2.9 million in the first quarter of 2010. China.com reported negative Adjusted EBITDA of approximately $(0.3) million in both the second quarter of 2010 and the first quarter of 2010.

During the second quarter of 2010, China.com’s Portal business continued to expand its Automobiles and Games channels and added some major global brand clients. China.com entered into an agreement in May 2010 to become the official online partner of the Third Asian Beach Games being held in 2012. China.com will design the Asian Beach Games’ official website and its online marketing programs. During the second quarter, China.com’s portal won two awards at the 13th China high Tech Expo in the categories: “Most investment-worthy web games platform” and “Most investment-worthy New Media.”

Minority Interest Investments

CDC Corporation’s second complementary strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets.

Below is a brief snapshot of CDC Corporation’s minority-interest investments:

•

Bbmf is one of the largest independent operators of 3G comics in Japan. CDC Corporation holds a 20 percent equity interest in this company. Bbmf has developed and launched more than 400 mobile gaming applications. In the second quarter, the company launched a truck racing social networking game for mobile for the Japan market.

•

eBizNET, a provider of SaaS supply chain execution solutions, is part of CDC Software’s Strategic Cloud Investment Partner Program (SCIPP). The company has strong domain expertise within its consulting and systems integration team that has a large presence in India. Self-funded from its beginning, the company has profitable margins and is earnings accretive. eBizNET has more than 65 customers, 9 of which are in the Fortune 500, and has completed more than 200 implementations.

•

Marketbright, a SaaS marketing automation solutions provider, is part of CDC Software’s SCIPP. The company has 71 customers with an average subscription of $2,300 a month. In the second quarter, Marketbright showed solid bookings and closed 7 new deals in May alone. As CDC Software’s partner, Marketbright already has built a significant pipeline of cross-sell deals.

•	Mgame (058630.KQ), which is listed on KOSDAQ, is the Korea-based developer of Yulgang, one of CDC Games’ most popular games in its portfolio.

Reverse Split and Dividend Plans

On August 4, 2010, CDC Corporation’s board of directors approved a one-for-three reverse split of the Company’s common shares, which is scheduled to be effective on August 23, 2010. CDC Corporation received approval from its shareholders at an Annual General Meeting held on June 4, 2010 to effect this reverse split.

As previously announced last week, CDC Corporation has been carefully evaluating the most tax efficient and orderly manner to distribute shares of its underlying publicly listed subsidiaries as dividends on a regular basis to its shareholders. CDC Corporation is planning its first in-kind dividend payment in the fourth quarter of 2010, and will provide more information as its plans progress.

Concluding Remarks

Yip concluded, ”As a valued-added growth investor, CDC has a sum of parts valuation, which we believe is the most appropriate valuation metric for us. However, we also believe the current market price of CDC shares is not reflective of the true value contained in its assets, especially when you consider our consolidated cash position of more than $100 million. Therefore, we are pleased to announce our current plans, subject to our receipt of requisite approvals and certain conditions, to declare and pay a dividend on a regular basis to our investors. We feel that this will help return value to our shareholders. We look forward to continuing the monetization of our assets at the appropriate time that we believe will also further unlock shareholder value.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors on Tuesday, Aug. 10, 2010, at 8:30AM EDT.

USA-based Toll Free Number: +1-(888) 603-6873

International: +1 973 582 2706

Passcode: #:91985167 Call Leader: Monish Bahl

Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the CDC Corporation website at www.cdccorporation.net. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Aug. 17 , 2010. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: ## 91985167

Footnotes:

All dollar amounts are in U.S. dollars

* CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measure of operating performance.

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA, Non-GAAP Revenue, Non-GAAP Loss, Non-GAAP Earnings Per Share, Non-GAAP Cash and Cash Equivalents, Adjusted EBITDA Margin and Non-GAAP SaaS Revenue, which are not prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, net income, earnings per share and cash and cash equivalents prepared under GAAP. These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP,

should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The second strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This second strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com

About CDC Global Services

CDC Global Services, a business unit of CDC Corporation, provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services provides hardware for data collection and RFID, through partnerships with some of the industry's most reputable vendors. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information on CDC Global Services, visit: www.cdcglobalservices.com.

About CDC Games

CDC Games is one of the leading providers of online games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. For more information on CDC Games, visit: www.cdcgames.net

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the second company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations about our strategic initiatives and their potential for future growth, our beliefs about the long-term prospects for our portfolio of games, our plans and expectations to declare and pay in-kind provide dividends in the form of shares of CDC Corporation’s publicly-traded subsidiaries, including the timing and amount thereof and the receipt of requisite legal and regulatory approvals, if at all, our beliefs regarding the value of CDC Corporation’s shares relative to its trading price, our beliefs regarding unlocking shareholder value and the potential effect of any dividend in furthering this objective, our beliefs regarding the anticipated reverse split of CDC Corporation’s shares, including the potential effects of such reverse split on the market price of our shares, the timing of such reverse split, and the potential effects thereof, our expectations regarding revenue and SaaS revenue growth, including the rate thereof, our goals with respect to levels of recurring revenue, our plans relating to joint ventures or other partnerships, our beliefs and expectations regarding improved profitability and our positioning for growth at CDC Global Services, our expectations regarding opportunities for revenue growth in China and the commencement of revenues from our new cloud computing practice in China, our expectations regarding the expansion of operations in China for CDC Global Services and staffing levels thereof, our plans and expectations regarding LOTRO, including the timing of its commercial launch and the value of a free-to-play, micro-based version of the game, our beliefs regarding the decrease in metrics at CDC Games and the condition of the games market in China, our expectations regarding Adjusted EBITDA and Non-GAAP revenue, our beliefs regarding the potential for improved metrics, our beliefs, plans and expectations regarding the launch of additional games and upgrades in the future, our beliefs regarding any trends we may see and the continuation thereof, including the performance of any of our core businesses, our beliefs about strategic alternatives we are considering and the potential benefits related thereto, our beliefs about anticipated future growth and the competitive position of our businesses, our beliefs regarding value that can be provided to our customers and potential customers, our expectations regarding future expansion in China and the potential benefits to us, our customers and shareholders, our beliefs regarding the utility of the Non-GAAP and pro forma financial information provided herein, our expectations and estimates regarding our financial performance for future periods including those related to revenue and Adjusted EBITDA, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010. In-kind dividends may be declared by the board of directors of CDC Corporation in its sole discretion, considering several factors, some of which may be beyond CDC Corporation’s control. No assurances can be given that CDC Corporation will declare and pay an in-kind dividend or any other type of dividend now or in any future period. Future dividends, if any, may be paid at reduced rates than those that may be previously-provided, or even eliminated. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.

CDC Corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	June 30,
	2009 (b)	2010
	Audited	Unaudited
ASSETS
Current assets:
Cash	$115,290	$93,655
Restricted cash	790	139
Accounts receivable (net of allowance of $8,339 and $7,829 at December 31, 2009 and June 30, 2010, respectively)	58,883	61,645
Available-for-sale securities	2,418	1,717
Deferred tax assets	5,387	5,426
Prepayments and other current assets	13,276	15,872

Total current assets	196,044	178,454

Property and equipment, net	13,500	12,336
Goodwill	177,858	192,675
Intangible assets, net	94,859	91,592
Investments	12,863	12,957
Equity investments	11,360	11,360
Deferred tax assets	35,983	35,898
Other assets	4,220	6,421

Total assets	$546,687	$541,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,513	$19,750
Purchase consideration payables	2,457	3,171
Income tax payable	2,867	2,100
Accrued liabilities	37,382	37,215
Restructuring accruals, current portion	2,061	1,633
Short-term loans	12,539	15,630
Convertible notes	52,320	55,233
Deferred revenue	59,975	57,837
Deferred tax liabilities	1,797	1,513

Total current liabilities	193,911	194,082

Deferred tax liabilities	23,985	26,384
Long-term debt	—	8,286
Purchase consideration payables, net of current portion	810	2,718
Other liabilities	14,584	15,907

Total liabilities	233,290	247,377

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,478,970 and 118,567,218 shares issued as of December 31, 2009 and June 30, 2010, respectively; 105,761,946 and 105,490,522 shares outstanding as of December 31, 2009 and June 30, 2010, respectively	28	28
Additional paid-in capital	740,981	743,533
Common stock held in treasury; 12,717,024 and 13,076,696 shares at December 31, 2009 and June 30, 2010, respectively	(58,091)	(58,854)
Accumulated deficit	(427,169)	(438,639)
Accumulated other comprehensive income	18,796	14,690

Total shareholders’ equity	274,545	260,758

Noncontrolling interest	38,852	33,558

Total equity	313,397	294,316

Total liabilities and shareholders’ equity	$546,687	$541,693

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2010	June 30, 2010
REVENUE:
CDC Software	$50,528	$52,591
CDC Global Services	16,441	15,767
CDC Games	7,968	7,111
China.com	2,904	3,092

Total revenue	77,841	78,561

COST OF REVENUE:
CDC Software	23,968	23,612
CDC Global Services	12,996	12,932
CDC Games	5,585	5,233
China.com	1,685	1,362

Total cost of revenue	44,234	43,139

Gross profit	33,607	35,422
Gross margin %	43%	45%

OPERATING EXPENSES:
Sales and marketing expenses	12,564	13,000
Research and development expenses	6,689	7,062
General and administrative expenses	14,786	15,125
Exchange (gain) loss	624	(1,182)
Amortization expenses	2,159	2,121
Restructuring and other charges	211	878

Total operating expenses	37,033	37,004

Operating loss from continuing operations	(3,426)	(1,582)
Operating margin %	-4%	-2%

Other loss, net	(1,097)	(1,870)

Income (loss) before income taxes	(4,523)	(3,452)
Income tax benefit (expense)	1,185	(3,964)

Net loss	(3,338)	(7,416)
Net income attributable to noncontrolling interest	(223)	(493)

Net loss attributable to controlling interest	$(3,561)	$(7,909)

Basic and diluted loss per share from operations attributable to controlling interest (1)	$(0.03)	$(0.08)

Basic and diluted loss per share attributable to controlling interest (1)	$(0.03)	$(0.08)

Weighted average number of common shares outstanding - basic	105,741,279	105,696,760

Weighted average number of common shares outstanding - diluted	105,741,279	105,696,760

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,
	2009	2010
REVENUE:
CDC Software	$50,609	$52,591
CDC Global Services	18,528	15,767
CDC Games	9,457	7,111
China.com	3,060	3,092

Total revenue	81,654	78,561

COST OF REVENUE:
CDC Software	23,705	23,612
CDC Global Services	15,934	12,932
CDC Games	5,388	5,233
China.com	1,301	1,362

Total cost of revenue	46,328	43,139

Gross profit	35,326	35,422
Gross margin %	43%	45%

OPERATING EXPENSES:
Sales and marketing expenses	11,150	13,000
Research and development expenses	4,176	7,062
General and administrative expenses	14,751	15,125
Exchange (gain) loss	(1,412)	(1,182)
Amortization expenses	1,974	2,121
Restructuring and other charges	1,430	878

Total operating expenses	32,069	37,004

Operating income loss from continuing operations	3,257	(1,582)
Operating margin %	4%	-2%

Other income (loss), net	1,405	(1,870)

Income (loss) before income taxes	4,662	(3,452)
Income tax expense	(1,253)	(3,964)

Income (loss) from continuing operations	3,409	(7,416)
Loss from operations of discontinued subsidiaries, net of tax	(67)	—

Net income (loss)	3,342	(7,416)
Net income attributable to noncontrolling interest	(93)	(493)

Net income (loss) attributable to controlling interest	$3,249	$(7,909)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.03	$(0.08)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.03	$(0.08)

Weighted average number of common shares outstanding - basic	106,203,480	105,696,760

Weighted average number of common shares outstanding - diluted	106,254,659	105,696,760

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Six months ended June 30,
	2009	2010
REVENUE:
CDC Software	$100,962	$103,119
CDC Global Services	38,358	32,208
CDC Games	15,716	15,079
China.com	5,460	5,996

Total revenue	160,496	156,402

COST OF REVENUE:
CDC Software	47,881	47,580
CDC Global Services	32,137	25,928
CDC Games	10,693	10,818
China.com	2,510	3,047

Total cost of revenue	93,221	87,373

Gross profit	67,275	69,029
Gross margin %	42%	44%

OPERATING EXPENSES:
Sales and marketing expenses	22,454	25,564
Research and development expenses	8,707	13,751
General and administrative expenses	31,638	29,911
Exchange (gain) loss	(1,184)	(558)
Amortization expenses	3,941	4,280
Restructuring and other charges	2,090	1,089

Total operating expenses	67,646	74,037

Operating loss from continuing operations	(371)	(5,008)
Operating margin %	0%	-3%

Other income (loss), net	16,729	(2,967)

Income (loss) before income taxes	16,358	(7,975)
Income tax expense	(5,200)	(2,779)

Income (loss) from continuing operations	11,158	(10,754)
Loss from operations of discontinued subsidiaries, net of tax	(270)	—

Net income (loss)	10,888	(10,754)
Net (income) loss attributable to noncontrolling interest	67	(716)

Net income (loss) attributable to controlling interest	$10,955	$(11,470)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.09	$(0.11)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.09	$(0.11)

Weighted average number of common shares outstanding - basic	106,432,406	105,718,896

Weighted average number of common shares outstanding - diluted	106,457,642	105,718,896

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,	June 30,
	2010	2010
OPERATING ACTIVITIES:
Net loss	$(3,338)	$(7,416)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	—	17
Gain on disposal of available-for-sale securities	(878)	(101)
Bad debt expense	(48)	426
Amortization expense	7,092	6,679
Depreciation expense	1,598	1,820
Stock compensation expenses	1,113	1,535
Deferred income tax provision	—	2,293
Exchange (gain) loss	624	(1,182)
Amortization of debt issuance costs	121	(63)
Interest expense	1,595	1,570
Changes in operating assets and liabilities:
Accounts receivable	156	(1,251)
Deposits, prepayments and other receivables	(3,184)	2,353
Other assets	(474)	688
Accounts payable	(1,822)	(1,555)
Accrued liabilities	(2,081)	(1,346)
Deferred revenue	(692)	(1,929)
Income tax payable	(1,993)	1,192
Other liabilities	310	(99)

Net cash provided (used) in operating activities	(1,901)	3,631

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(2,246)	(21,075)
Payments for prior year acquisitions	—	(2,100)
Purchase of property, plant & equipment	(287)	(144)
Purchases of intangible assets	(257)	(956)
Disposal (acquisition) of cost method investments	1,476	(82)
Purchase of available-for-sale securities	(297)	(391)
Investment in cost method investees	—	(1,920)
Proceeds from disposal of available-for-sale securities	1,427	—
Change in restricted cash	80	606

Net cash used in investing activities	(104)	(26,062)

FINANCING ACTIVITIES:
Short-term borrowings (repayments)	(2,812)	12,699
Debt issuance costs	—	(1,389)
Payment for capital lease obligations	(118)	(289)
Purchase of CDC Software shares	(1,314)	(1,599)
Purchases of treasury stock	(129)	(569)

Net cash provided (used) in financing activities	(4,373)	8,853

Effect of exchange differences on cash	(845)	(834)

Net decrease in cash	(7,223)	(14,412)
Cash at beginning of period	115,290	108,067

Cash at end of period	$108,067	$93,655

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
OPERATING ACTIVITIES:
Net income (loss)	$3,342	$(7,416)	$10,888	$(10,754)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	92	17	79	17
Loss (gain) on disposal of available-for-sale securities	(171)	(101)	445	(979)
Bad debt expense	447	426	739	378
Amortization expense	6,747	6,679	13,915	13,771
Depreciation expense	1,726	1,820	3,550	3,418
Stock compensation expenses	810	1,535	1,833	2,648
Deferred income tax provision	1,141	2,293	5,157	2,293
Exchange gain	(1,412)	(1,182)	(1,184)	(558)
Amortization of debt issuance costs and debt discount on convertible notes	266	(63)	3,197	58
Fair market value adjustment on convertible notes	(2,252)	—	(22,168)	—
Interest income	(19)	—	(50)	—
Interest expense	—	1,570	—	3,165
Changes in operating assets and liabilities:
Accounts receivable	10,986	(1,251)	15,585	(1,095)
Deposits, prepayments and other receivables	(1,601)	2,353	(1,994)	(831)
Other assets	(396)	688	(670)	214
Accounts payable	(3,176)	(1,555)	(725)	(3,377)
Accrued liabilities	(1,412)	(1,346)	(8,022)	(3,427)
Deferred revenue	(1,461)	(1,929)	(3,933)	(2,621)
Income tax payable	(2,777)	1,192	(3,778)	(801)
Other liabilities	287	(99)	449	211

Net cash provided by operating activities	11,167	3,631	13,313	1,730

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	—	(21,075)	—	(23,321)
Payments for prior year acquisitions	—	(2,100)	—	(2,100)
Purchase of property, plant & equipment	(391)	(144)	(1,014)	(431)
Purchases of intangible assets	—	(956)	—	(1,213)
Payment for capitalized software	(1,203)	—	(2,095)	—
Disposal (acquisition) of cost method investments	—	(82)	(828)	1,394
Purchase of available-for-sale securities	—	(391)	—	(688)
Investment in cost method investees	—	(1,920)	(38)	(1,920)
Proceeds from disposal of available-for-sale securities	233	—	15,327	1,427
Change in restricted cash	3,647	606	3,654	686

Net cash provided (used) in investing activities	2,286	(26,062)	15,006	(26,166)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	136	—	512	—
Short-term borrowings (repayments)	(2,516)	12,699	(5,170)	9,887
Repayment of convertible notes	(3,562)	—	(66,102)	—
Debt issuance costs	—	(1,389)	—	(1,389)
Payment for capital lease obligations	(365)	(289)	(365)	(407)
Purchase of CDC Software shares	—	(1,599)	—	(2,913)
Purchases of treasury stock	(147)	(569)	(1,109)	(698)
Dividend distribution by China.com	10	—	(10,655)	—

Net cash provided (used) in financing activities	(6,444)	8,853	(82,889)	4,480

Effect of exchange differences on cash	1,075	(834)	748	(1,679)

Net increase (decrease) in cash	8,084	(14,412)	(53,823)	(21,635)
Cash at beginning of period	103,786	108,067	165,693	115,290

Cash at end of period	$111,870	$93,655	$111,870	$93,655

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,426)	$(1,582)
Add back restructuring and other charges	211	878
Add back depreciation expense	1,598	1,820
Add back amortization expense	2,159	2,121
Add back amortization expense included in cost of revenue	4,933	4,558
Add back stock compensation expenses	1,113	1,535
Add (subtract) exchange loss (gain)	624	(1,182)
Add back deferred revenue grind	1,203	1,444

Adjusted EBITDA from continuing operations (1)	$8,415	$9,592

Adjusted EBITDA margin %	11%	12%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$1,904	$4,594
Add back restructuring and other charges	573	602
Add back depreciation expense	699	952
Add back amortization expense	1,280	1,296
Add back amortization expense included in cost of revenue	3,825	3,457
Add back stock compensation expenses	444	552
Add (subtract) exchange loss (gain)	623	(1,155)
Add back deferred revenue grind	1,203	1,444

Adjusted EBITDA from continuing operations (1)	$10,551	$11,742

Adjusted EBITDA margin %	20%	22%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(1,255)	$(613)
Add back restructuring and other charges	1,640	1,373
Add back depreciation expense	87	70
Add back amortization expense	643	641
Add back amortization expense included in cost of revenue	1	1
Add back stock compensation expenses	95	105
Add back exchange loss	1	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$1,212	$1,577

Adjusted EBITDA margin %	7%	10%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(343)	$(1,638)
Add back restructuring and other charges	(453)	141
Add back depreciation expense	742	734
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	1,107	1,100
Add back stock compensation expenses	157	181
Add (subtract) exchange loss (gain)	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$1,210	$518

Adjusted EBITDA margin %	15%	7%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(415)	$(496)
Add back restructuring and other charges	—	—
Add back depreciation expense	57	60
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	90	146
Add (subtract) exchange loss (gain)	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(268)	$(290)

Adjusted EBITDA margin %	-9%	-9%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,317)	$(3,429)
Add back restructuring and other charges	(1,549)	(1,238)
Add back depreciation expense	13	4
Add back amortization expense	236	184
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	327	551
Subtract exchange gain	—	(27)
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(4,290)	$(3,955)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months ended:

	Three months ended
	March 31, 2010	June 30, 2010

Capitalized software credits	$(556)	$—

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$3,257	$(1,582)	$(371)	$(5,008)
Add back restructuring and other charges	1,430	878	2,090	1,089
Add back depreciation expense	1,701	1,820	3,485	3,418
Add back amortization expense	1,974	2,121	3,941	4,280
Add back amortization expense included in cost of revenue	4,773	4,558	9,974	9,491
Add back stock compensation expenses	754	1,535	1,758	2,648
Subtract exchange gain	(1,412)	(1,182)	(1,184)	(558)
Add back deferred revenue grind	—	1,444	—	2,647

Adjusted EBITDA from continuing operations (1)	$12,477	$9,592	$19,693	$18,007

Adjusted EBITDA margin %	15%	12%	12%	12%

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$8,721	$4,594	$14,579	$6,498
Add back restructuring and other charges	844	602	1,275	1,175
Add back depreciation expense	783	952	1,606	1,651
Add back amortization expense	1,028	1,296	2,287	2,576
Add back amortization expense included in cost of revenue	3,544	3,457	7,436	7,282
Add back stock compensation expenses	201	552	382	996
Subtract exchange gain	(1,417)	(1,155)	(1,189)	(532)
Add back deferred revenue grind	—	1,444	—	2,647

Adjusted EBITDA from continuing operations (1)	$13,704	$11,742	$26,376	$22,293

Adjusted EBITDA margin %	27%	22%	26%	22%

CDC Global Services

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,579)	$(613)	$(4,782)	$(1,868)
Add back restructuring and other charges	1,694	1,373	3,793	2,897
Add back depreciation expense	64	70	136	157
Add back amortization expense	687	641	1,156	1,284
Add back amortization expense included in cost of revenue	6	1	11	2
Add back stock compensation expenses	85	105	304	200
Add back exchange loss	5	—	5	1
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$(38)	$1,577	$623	$2,673

Adjusted EBITDA margin %	0%	10%	2%	8%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$786	$(1,638)	$(2,290)	$(1,982)
Add back restructuring and other charges	400	141	376	(312)
Add back depreciation expense	765	734	1,539	1,476
Add back amortization expense	23	—	23	—
Add back amortization expense included in cost of revenue	1,223	1,100	2,527	2,207
Add back stock compensation expenses	133	181	241	339
Add (subtract) exchange loss (gain)	—	—	—	—
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$3,330	$518	$2,416	$1,728

Adjusted EBITDA margin %	35%	7%	15%	11%

CDC China.com

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(415)	$(496)	$(1,305)	$(911)
Add back restructuring and other charges	—	—	—	—
Add back depreciation expense	76	60	178	117
Add back amortization expense	—	—	—	—
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	175	146	432	236
Add (subtract) exchange loss (gain)	—	—	—	—
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$(164)	$(290)	$(695)	$(558)

Adjusted EBITDA margin %	-5%	-9%	-13%	-9%

Corporate

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,256)	$(3,429)	$(6,573)	$(6,745)
Add back restructuring and other charges	(1,508)	(1,238)	(3,354)	(2,671)
Add back depreciation expense	13	4	26	17
Add back amortization expense	236	184	475	420
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	160	551	399	877
Subtract exchange gain	—	(27)	—	(27)
Add back deferred revenue grind	—	—	—	—

Adjusted EBITDA from continuing operations	$(4,355)	$(3,955)	$(9,027)	$(8,129)

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months and twelve months:

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010

Subtract capitalized software credit	$(892)	$—	$(2,095)	$—

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended June 30, 2009			Three Months Ended March 30, 2010			Three Months Ended June 30, 2010
	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results	GAAP Results	Non-GAAP Adjustments	Non-GAAP Results
REVENUE:
Software	$50,609	$—	$50,609	$50,528	$1,203	$51,731	$52,591	$1,444	$54,035
Global Services	18,528	—	18,528	16,441	—	16,441	15,767	—	15,767
CDC Games	9,457	—	9,457	7,968	—	7,968	7,111	—	7,111
China.com	3,060	—	3,060	2,904	—	2,904	3,092	—	3,092

Total revenue	81,654	—	81,654	77,841	1,203	79,044	78,561	1,444	80,005

COST OF REVENUE:
Software	23,705	(3,544)	20,161	23,968	(3,825)	20,143	23,612	(3,457)	20,155
Global Services	15,934	(6)	15,928	12,996	(1)	12,995	12,932	(1)	12,931
CDC Games	5,388	(1,223)	4,165	5,585	(1,107)	4,478	5,233	(1,100)	4,133
China.com	1,301	—	1,301	1,685	—	1,685	1,362	—	1,362

Total cost of revenue	46,328	(4,773)	41,555	44,234	(4,933)	39,301	43,139	(4,558)	38,581

Gross profit	35,326	4,773	40,099	33,607	6,136	39,743	35,422	6,002	41,424
Gross margin %	43%		49%	43%		50%	45%		52%

OPERATING EXPENSES:
Sales and marketing expenses	11,150	—	11,150	12,564	—	12,564	13,000	—	13,000
Research and development expenses	4,176	1,203	5,379	6,689	—	6,689	7,062	—	7,062
General and administrative expenses	14,751	(754)	13,997	14,786	(1,113)	13,673	15,125	(1,535)	13,590
Exchange (gain) loss	(1,412)	1,412	—	624	(624)	—	(1,182)	1,182	—
Amortization expenses	1,974	(1,974)	—	2,159	(2,159)	—	2,121	(2,121)	—
Restructuring and other charges	1,430	(1,430)	—	211	(211)	—	878	(878)	—

Total operating expenses	32,069	(1,543)	30,526	37,033	(4,107)	32,926	37,004	(3,352)	33,652

Operating income (loss) from continuing operations	3,257	6,316	9,573	(3,426)	10,243	6,817	(1,582)	9,354	7,772
Operating margin %	4%		12%	-4%		9%	-2%		10%

Other income (loss), net	1,405	—	1,405	(1,097)	—	(1,097)	(1,870)	—	(1,870)

Income (loss) before income taxes	4,662	6,316	10,978	(4,523)	10,243	5,720	(3,452)	9,354	5,902
Income tax benefit (expense)	(1,253)	(1,378)	(2,631)	1,185	(3,397)	(2,212)	(3,964)	(1,879)	(5,843)

Income (loss) from continuing operations	3,409	4,938	8,347	(3,338)	6,846	3,508	(7,416)	7,475	59
Loss from operations of discontinued subsidiaries, net of tax	(67)	67	—	—	—	—	—	—	—

Net income (loss)	3,342	5,005	8,347	(3,338)	6,846	3,508	(7,416)	7,475	59
Net (income) loss attributable to noncontrolling interest	(93)	—	(93)	(223)	—	(223)	(493)	—	(493)

Net income (loss) attributable to controlling interest	$3,249	$5,005	$8,254	$(3,561)	$6,846	$3,285	$(7,909)	$7,475	$(434)

Net income (loss) as a % of revenue	4%		10%	-5%		4%	-10%		-1%

CDC Corporation

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30, 2009	March 31, 2010	June 30, 2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$3,249	$(3,561)	$(7,909)
Add back loss (gain) from operations of discontinued subsidiaries, net of tax	67	—	—
Add back restructuring	1,430	211	878
Add back amortization expense	1,974	2,159	2,121
Add back amortization expense included in cost of revenue	4,773	4,933	4,558
Add back stock based compensation	754	1,113	1,535
Subtract capitalized software credits	(1,203)	—	—
Add (subtract) exchange loss (gain)	(1,412)	624	(1,182)
Add back deferred revenue grind	—	1,203	1,444
Add back non cash tax expense	940	(415)	1,387
Tax affect on all reconciling items @ 30%	(2,318)	(2,982)	(3,266)

Non-GAAP net income	$8,254	$3,285	$(434)

Non-GAAP net income as % of revenue	10%	4%	-1%

Weighted average number of common shares outstanding - basic	106,203,480	105,741,279	105,696,760
Weighted average number of common shares outstanding - diluted	106,254,659	105,741,279	105,696,760

Non-GAAP net income per share - basic	$0.08	$0.03	$(0.00)
Non-GAAP net income per share - diluted	$0.08	$0.03	$(0.00)

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Three months ended June 30, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$7,826	$253	$—	$—	$—	$8,079
Maintenance	24,820	—	—	—	—	24,820
Professional services	17,304	17,246	—	—	—	34,550
Hardware	659	1,029	—	—	—	1,688
SaaS	—	—	—	—	—	—
CDC Games	—	—	9,457	—	—	9,457
China.com	—	—	—	3,060	—	3,060

Total consolidated revenue	$50,609	$18,528	$9,457	$3,060	$—	$81,654

	Three months ended March 31, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$7,923	$7	$—	$—	$—	$7,930
Maintenance	24,870	—	—	—	—	24,870
Professional services	15,298	15,312	—	—	—	30,610
Hardware	907	1,122	—	—	—	2,029
SaaS	1,530	—	—	—	—	1,530
CDC Games	—	—	7,968	—	—	7,968
China.com	—	—	—	2,904	—	2,904

Total consolidated revenue	$50,528	$16,441	$7,968	$2,904	$—	$77,841

	Three months ended June 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$8,817	$78	$—	$—	$—	$8,895
Maintenance	23,866	—	—	—	—	23,866
Professional services	16,624	16,441	—	—	(1,797)	31,268
Hardware	1,141	1,045	—	—	—	2,186
SaaS	2,143	—	—	—	—	2,143
CDC Games	—	—	7,111	—	—	7,111
China.com	—	—	—	3,092	—	3,092

Total consolidated revenue	$52,591	$17,564	$7,111	$3,092	$(1,797)	$78,561

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Six months ended June 30, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$14,956	$1,040	$—	$—	$—	$15,996
Maintenance	49,018	—	—	—	—	49,018
Professional services	35,984	35,141	—	—	—	71,125
Hardware	1,004	2,177	—	—	—	3,181
SaaS	—	—	—	—	—	—
CDC Games	—	—	15,716	—	—	15,716
China.com	—	—	—	5,460	—	5,460

Total consolidated revenue	$100,962	$38,358	$15,716	$5,460	$—	$160,496

	Six months ended June 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$16,740	$84	$—	$—	$—	$16,824
Maintenance	48,736	—	—	—	—	48,736
Professional services	31,922	31,754	—	—	(1,797)	61,879
Hardware	2,048	2,167	—	—	—	4,215
SaaS	3,673	—	—	—	—	3,673
CDC Games	—	—	15,079	—	—	15,079
China.com	—	—	—	5,996	—	5,996

Total consolidated revenue	$103,119	$34,005	$15,079	$5,996	$(1,797)	$156,402

CDC Corporation

Unaudited Reconciliation From GAAP Cash to Non GAAP Cash

(Amounts in thousands of U.S. dollars)

June 30, 2010
(a) Non GAAP Cash and Cash Equivalents Reconciliation
Cash	$93,655
Add restricted cash	139
Add available for sale securities - current	1,717
Investments (1)	11,518

Non GAAP cash and cash equivalents	$107,029

(1)	- Excludes investments of $1,439 in franchise and strategic cloud investment partners at June 30, 2010.

CDC Corporation

Unaudited Basic and Diluted Earnings (Loss) Per Share Computation

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2008	2009
Numerator for earnings (loss) from continuing operations attributable to controlling interest per common share:
Net income (loss) from continuing operations	$3,409	$(7,416)	$11,158	$(10,754)
Net adjustments for (income) loss attributable to non controlling interest and dilutive effect of subsidiary issued stock (1)	(93)	(545)	67	(728)

Adjusted income (loss) from continuing operations	3,316	(7,961)	11,225	(11,482)
Amount allocated to convertible notes (2)	(225)	—	(1,189)	—

Net income (loss) from continuing operations attributable to controlling interest	$3,091	$(7,961)	$10,036	$(11,482)

Numerator for earnings (loss) attributable to controlling interest per common share:
Net income (loss) from continuing operations attributable to controlling interest	$3,091	$(7,961)	$10,036	$(11,482)
Loss income from operations of discontinued subsidiaries, net of tax	(67)	—	(270)	—
Income from operations of discontinued subsidiaries allocated to convertible notes (2)	5	—	29	—

Net income (loss) attributable to controlling interest	$3,029	$(7,961)	$9,795	$(11,482)

Denominator:
Weighted average number of common shares outstanding - basic	106,203,480	105,696,760	106,432,406	105,718,896
Employee compensation related to common shares including stock options	51,179	—	25,236	—

Weighted average number of common shares outstanding - diluted	106,254,659	105,696,760	106,457,642	105,718,896

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share - basic and dilutive	$0.03	$(0.08)	$0.09	$(0.11)

Earnings (loss) attributable to controlling interest per common share - basic and dilutive	$0.03	$(0.08)	$0.09	$(0.11)

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.
(2)	Income has been allocated to common stock and convertible notes based on their respective rights to share in dividends. In accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company’s convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.